UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Switch, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

87105L104
(CUSIP Number)

Alan C. Sklar, Esq.
Henry Lichtenberger, Esq.
Sklar Williams PLLC
410 South Rampart Boulevard, Suite 410
Las Vegas, Nevada 89145
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
✓  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stella Roy (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 16,761,503 (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 16,761,503 (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,761,503 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The Schedule 13G is being filed to report the ownership of securities by the Reporting Person acquired pursuant to that certain Marital Settlement Agreement dated December 31, 2020 between the Reporting Person and Rob Roy, the founder, Chief Executive Officer and Chairman of the Issuer, with respect to the parties’ agreed-upon division of equity in the Issuer.

(2) Includes (i) 347,080 outstanding shares of Class A common stock, 171,990 of which shares are held in a revocable grantor trust over which the Reporting Person has sole voting and dispositive power, (ii) 1,048,549 shares of Class A common stock which may be acquired upon the exercise of outstanding Non-Qualified Stock Options within 60 days of May 19, 2021, (iii) 15,364,608 shares of Class A common stock which may be acquired upon the redemption of Common Units and associated shares of Class B common stock within 60 days of May 19, 2021, 11,802,108 of which Common Units and associated shares are held in a revocable grantor trust over which the Reporting Person has sole voting and dispositive power; and (iv) 1,266 shares of Class A common stock which may be acquired upon the vesting of outstanding Restricted Stock Units within 60 days of May 19, 2021. The Common Units represent common membership interests of Switch, Ltd., a subsidiary of the Issuer. The Common Units are redeemable by the holder thereof on a one-for-one basis for shares of the Issuer’s Class A common stock, or, at the election of the Issuer, cash equal to the volume-weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class B common stock was issued together with each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election. Except as noted herein, all such securities are held directly by the Reporting Person.

(3) Based upon 130,927,378 shares of the Issuer’s Class A common stock outstanding as of May 6, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

 Item 1.

(a)	Name of Issuer Switch, Inc.

(b)	Address of Issuer’s Principal Executive Offices 7135 South Decatur Boulevard Las Vegas, Nevada 89118

Item 2.

(a)	Name of Person Filing Stella Roy

(b)	Address of the Principal Office or, if none, residence c/o Sklar Williams PLLC 410 South Rampart Boulevard, Suite 350 Las Vegas, Nevada 89147 Attn: Alan C. Sklar, Esq.

(c)	Citizenship USA

(d)	Title of Class of Securities Class A common stock, $0.001 par value per share

(e)	CUSIP Number 87105L104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable, this statement is filed pursuant to 13d-1(c).

Item 4.  Ownership.

The information set forth in Items 5 through 11 of the cover page of this Schedule 13G is incorporated herein by reference as if set forth in full herein.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2021 Date

/s/ Stella Roy Signature